UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  MedQuist Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   584949 10 1
                            -------------------------
                                 (CUSIP Number)


                                    COPY TO:

                   Seth W. Hamot                Brian Brodrick, Esq.
            Roark, Rearden & Hamot, LLC          Phillips Nizer LLP
                420 Boylston Street               666 Fifth Avenue
                 Boston, MA 02116                New York, NY 10103
                  (617) 595-4400                    212-977-9700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 9, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON: Seth W. Hamot

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         A United States Citizen
--------------------------------------------------------------------------------

                7. SOLE VOTING POWER
                       1,938,821
  NUMBER OF    -----------------------------------------------------------------
   SHARES       8. SHARED VOTING POWER
BENEFICIALLY           -0-
  OWNED BY     -----------------------------------------------------------------
    EACH        9. SOLE DISPOSITIVE POWER
 REPORTING             1,938,821
   PERSON      -----------------------------------------------------------------
    WITH       10. SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
            1,938,821
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

            IN, HC
--------------------------------------------------------------------------------

 CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  Costa Brava Partnership III L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

            A Delaware limited partnership
--------------------------------------------------------------------------------

               7. SOLE VOTING POWER
                      1,938,821
  NUMBER OF   ------------------------------------------------------------------
   SHARES      8. SHARED VOTING POWER
BENEFICIALLY          -0-
  OWNED BY    ------------------------------------------------------------------
    EACH       9. SOLE DISPOSITIVE POWER
  REPORTING           1,938,821
   PERSON     ------------------------------------------------------------------
    WITH      10. SHARED DISPOSITIVE POWER
                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,938,821
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:   Roark, Rearden & Hamot, LLC
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
             A Delaware limited liability company
--------------------------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER
SHARES                      1,938,821
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.  SHARED VOTING POWER
EACH                        -0-
REPORTING         --------------------------------------------------------------
PERSON WITH       9.   SOLE DISPOSITIVE POWER
                            1,938,821
                  --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                            -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,938,821
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
             OO - Other
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:   Andrew R. Siegel

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
             A United States Citizen
--------------------------------------------------------------------------------

                 7.    SOLE VOTING POWER
                            2,000
 NUMBER OF      ----------------------------------------------------------------
   SHARES        8.    SHARED VOTING POWER
BENEFICIALLY                -0-
  OWNED BY      ----------------------------------------------------------------
    EACH         9.    SOLE DISPOSITIVE POWER
 REPORTING                  2,000
   PERSON       ----------------------------------------------------------------
    WITH        10.    SHARED DISPOSITIVE POWER
                            -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             Less than 1%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.
        -------------------

      This statement relates to the shares of common stock, no par value per share (the "Common Stock"), of MedQuist Inc., a New Jersey corporation (the "Issuer"), which has its principal executive offices at 1000 Bishops Gate Blvd.
- Suite 300, Mount Laurel, NJ 08054-4632.

Item 2. Identity and Background.
        -----------------------

      This statement is filed jointly by (1) Seth W. Hamot, a United States citizen; (2) Roark, Rearden and Hamot, LLC, a Delaware limited liability company; (3) Costa Brava Partnership III L.P., a Delaware limited partnership ("Costa Brava"); and (4) Andrew R. Siegel, a United States citizen. Each of the parties listed in the immediately preceding sentence is referred to herein individually as a "Filer" and collectively as the "Filers."

      Seth W. Hamot, is the president of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava Partnership III L.P.

      Andrew R. Siegel, is a Senior Vice President of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava Partnership III L.P.

      The principal business of Costa Brava Partnership III L.P. is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Roark, Rearden and Hamot, LLC is to act as general partner of Costa Brava Partnership III L.P. The principal business address of each of the Filers is 420 Boylston Street, Boston, MA 02116.

      None of Filers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Filers has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

      All of the shares of Common Stock that were beneficially owned by the reporting persons (other than 2000 shares beneficially owned by Andrew R. Siegel) were held by Costa Brava Partnership III L.P. and were acquired with working capital set aside for the general purpose of investing.

Item 4. Purpose of Transaction.
        ----------------------

      On October 9, 2007, Costa Brava filed a complaint against the Issuer in the Superior Court of New Jersey seeking to compel the Issuer to hold an annual meeting of stockholders on or before December 15, 2007 at which all seats on the Issuer's Board of Directors must be elected by stockholders at such annual meeting. A copy of the complaint is attached to this 13D as Exhibit C.

      On October 10, 2007, Judge Ronald E. Bookbinder signed an Order that Issuer must appear before the Court on November 16th, 2007, to show cause why judgment should not be entered for Costa Brava ordering that i) MedQuist hold its annual shareholder's meeting on or before December, 15, 2007, or another reasonably proximal date of the Court's choosing; and ii) all seats on the Board must be elected by shareholders at such annual meeting; and iii) Issuer must provide written notice of the time, place and purpose of the meeting not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at the meeting; and
iv) Costa Brava be awarded attorneys fees and costs; and v) Costa Brava be granted such other and further relief as the Court deems appropriate. A copy of the Order is attached hereto as Exhibit D.

      In addition, on October 11, 2007, the Filers sent the Issuer a letter (filed as Exhibit E hereto), which recommends that Andrew R. Siegel, Seth W. Hamot, Douglas M. Gleason, Douglas E. Linton and Alok Mohan (the "Nominees") be nominated to serve as directors of the Issuer at the next annual meeting of stockholders or at a special meeting at which directors are to be elected. The letter also indicates that in the event that the nominating committee of the Issuer's Board of Directors determines not to nominate the Nominees for election as directors, Costa Brava intends to appear in person or by proxy at the meeting to nominate the Nominees as directors of the Issuer for election by the holders of the Issuer's Common Stock. In such event, Costa Brava intends to seek support from stockholders to replace all existing directors with an alternative slate proposed by Costa Brava and to solicit proxies from stockholders of the Issuer in favor of the proposal pursuant to a definitive proxy statement that will be filed with the SEC.

      SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY THE FILERS FORM THE STOCKHOLDERS OF MEDQUIST INC. FOR USE AT ITS ANNUAL MEETING (A) WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION, AND (B) WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WHICH WILL BE MAILED TO SHAREHOLDERS OF MEDQUIST INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

      The Filers believe that the shares of Common Stock of the Issuer are undervalued and they are considering pursuing any and all of the actions enumerated below.

      The Filers may take such actions with respect to their investment in the Issuer as they deem appropriate, including without limitation: (i) having open communications with the Issuer's management in order to monitor their efforts to increase shareholder value, (ii) purchasing additional shares of Common Stock in the open market or otherwise, (iii) seeking to elect a slate of directors to the Issuer's board of directors and (iv) presenting proposals for stockholders' consideration at an annual or special meeting of the Issuer's stockholders, (v) having communications with other stockholders and creditors and (vi) having communications with other participants in the Issuer's business industry.

      The Filers may also participate in discussions with potential purchasers of their shares of Common Stock, sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all of the matters referred to above.

      Although the Filers have made their investment in the Issuer in the ordinary course of business and not for the purpose of changing or influencing the control of the Issuer, the Filers reserve their rights to make such plans or proposals in the future or take any other steps to enhance the value of their investment. The Filers further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

      (a), (b) The Filers (other than Andrew R. Siegel) are the beneficial owners of 1,938,821 shares of Common Stock (approximately 5.2% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-K on August 31, 2007). Mr. Siegel is the beneficial owner of 2,000 shares of Common Stock representing less than 1% of the issued and outstanding shares of Common Stock.

      The Filers have the sole power to vote and sole power to dispose of such shares to which this Statement relates.

      (c) During the past 60 days, the Filers bought shares of Common Stock of the Issuer in a so called "mini" tender offer and in a series of open-market transactions on the Over the Counter Market. The transaction dates, number of shares bought and sold, prices per share and type of transaction during that period are set forth on Exhibit B hereto.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

      Not applicable.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

Exhibit A -- Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit B -- Information concerning the Filers' transactions for the period from August 13, 2007 to October 11, 2007.

Exhibit C -- Complaint filed on October 9, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey.

Exhibit D -- Order to Show Cause issued by the Superior Court of New Jersey on October 10, 2007.

Exhibit E -- Letter dated October 11, 2007 from the Filers to the Issuer.

                                    Signature
                                    ---------

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2007

                                           COSTA BRAVA PARTNERSHIP III L.P.

                                           By:  Roark, Rearden & Hamot, LLC, its
                                                General Partner

                                           By:  /s/ SETH W. HAMOT
                                                --------------------------------
                                                Seth W. Hamot
                                                President


                                           SETH W. HAMOT

                                           By:  /s/ SETH W. HAMOT
                                                --------------------------------
                                                Seth W. Hamot


                                           ROARK, REARDEN & HAMOT, LLC

                                           By   /s/ SETH W. HAMOT
                                                --------------------------------
                                                Seth W. Hamot
                                                President


                                           /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit      Description
-------      -----------

A            Agreement Regarding the Joint Filing of Schedule 13D

B Information concerning the Filers' transactions for the period from August 13, 2007 to October 11, 2007.

C Complaint filed on October 9, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey.

D Order to Show Cause issued by the Superior Court of New Jersey on October 10, 2007.

E            Letter dated October 11, 2007 from the Filers to the Issuer